06016052

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Resverlogix Corp.

*CURRENT ADDRESS: Suite 202
279 Midpark Way S.E.
Calgary, Alberta T2X 1M2

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

FILE NO. 82- 35003 FISCAL YEAR 4/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/15/06

082-35003

4-30-06
AR/S

ANNUAL INFORMATION FORM

FORM 51-102F2

Fiscal Year-Ended April 30, 2006

July 19, 2006

TABLE OF CONTENTS

ABBREVIATIONS

In this Annual Information Form, the following terms shall have the following meaning, unless otherwise defined elsewhere in this Annual Information Form:

"ABCA"	means *Business Corporations Act* (Alberta)
"Apsley"	means Apsley Management Group Inc.
"CPC"	means Capital Pool Company
"R&D"	means Research and Development
"Common Shares"	means Common Shares of Resverlogix Corp.

GLOSSARY

Adoptive Immunotherapy	a cancer treatment in which lymphocytes are removed from a patient, modified with an anti-cancer agent to induce their cancer killing capacity, and then returned to the patient's body
Angioplasty	the surgical repair of a blood vessel by inserting a balloon-tipped catheter to dilate the vessel *(also known as balloon angioplasty)*
Apolipoprotein	the protein combined with a lipid to form a lipoprotein, a component of HDL and LDL
ApoA-I	is the apolipoprotein component of the HDL particle
ApoB	is the apolipoprotein component of the LDL particle
ApoA-I_{Milano}	a naturally occurring variant of ApoA-I, discovered in the body of some people from Limone-sul-Garda, Italy
Atherosclerosis	a disease in which the deposition of lipids and plaque in arteries results in the hardening and decrease of arterial lumen size
Atherosclerotic Plaque	the deposit or accumulation of lipid-containing plaques in the arterial wall *(also known as atheroma)*
Assay	a laboratory test to examine and/or measure a scientific variable, such as the biological activity of a drug
Bioavailability	the degree and rate at which a drug is absorbed into a living system or is made available at the site of activity after administration
Biomaterial	a natural or synthetic material that is suitable for introduction into living tissue especially as part of a medical device
Biopharmaceuticals	a medical drug developed by biotechnology to improve human or animal health; can be used in agriculture
Cancer	*a disease characterized by abnormal and uncontrolled cell growth*
Cardiovascular Disease (CVD)	is a group of diseases of the heart and blood vessels

Cholesterol	a fatty molecule essential for normal body functions, including the production of hormones and bile acids; it is also an important component of a cell membrane
Compound	a chemical substance formed from two or more elements *(also see drug)*
Contract Research Organization (CRO)	an organization (commercial, academic or other), contracted by the sponsor to conduct research or development activities
Clinical Trial/Study	a research study in human subjects to evaluate a new drug, medical device, biologic or other intervention under a strictly controlled scientific setting
Deoxyribonucleic Acid (DNA)	the material inside the nucleus of cells that carries genetic information
Drug	is any substance that can be used to modify a chemical process or processes in the body to mitigate, treat or prevent a medical condition
Drug Eluting Stent (DES)	a cylindrical medical device, typically made of bare metal or a polymer, which is inserted into a body duct or tube, such as an artery, to prevent collapse
Dyslipidemia	a disorder associated with abnormal levels of blood lipids and lipoproteins
Enzyme	A protein that acts as a catalyst in mediating and speeding a specific chemical reaction.
Extracellular Matrix (ECM)	the space surrounding a cell containing biochemical molecules, such as proteins and/or sugars providing a structural element in tissues
Food and Drug Administration (FDA)	is the United States governmental agency responsible for the approval, manufacture, usage and sale of food, human diagnostics and therapeutic products
Fibrosis	the development of fibrous tissue in an organ
Fibrous Tissue	is tissue consisting of fibers or fiber-containing materials, such as scar tissue
Gene	a sequence of DNA encoding a protein
Good Clinical Practice (GCP)	is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve human subjects
Good Laboratory Practice (GLP)	is the international regulation which embodies a set of principles which provide a framework for laboratory studies, ensuring high quality experimental standards and reliable data
Good Manufacturing Practice (GMP)	is the international set of regulations, codes and guidelines for the manufacture of drugs, medical devices, diagnostics and food products
High-density Lipoprotein (HDL)	a complex of lipids and proteins (ApoA-I) that function in the transport of cholesterol away from the tissues to the liver and is associated with a

	decreased risk of atherosclerosis and coronary heart disease *(also known as "good cholesterol")*
Health Canada	is the governmental agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada, and oversees safety of foods
Immunosuppressive	a biopharmaceutical that suppresses the immune response
in vitro	an experimental procedure conducted artificially, such as in a test tube or culture media
in vivo	an experimental procedure conducted in a living organism
Investigational New Drug (IND)	the application submitted to the FDA prior to being tested in humans in clinical trials
Life Science Organization(s)	an industry term describing both biotechnology and pharmaceutical organizations
Low-density Lipoprotein (LDL)	a complex of lipids and proteins (ApoB) that function by transporting cholesterol to the tissues, in particular the arteries, and is associated with an increased risk of atherosclerosis and coronary heart disease *(also know as "bad cholesterol")*
Lipids	are fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues
Lipoproteins	a complex of proteins and lipids that are the principle means by which fat and cholesterol is transported in the blood; major lipoproteins are low-density lipoproteins (LDL) and high-density lipoproteins (HDL)
Lymphocytes	the white blood cells present in the blood that function in the immune response; the two major types are T cells and B cells
Macrophage	a type of white blood cell that ingests foreign particles, including cholesterol.
Medical Device	a diagnostic or therapeutic article that does not work by chemical action *(see DES)*
Messenger RNA (mRNA)	a form of RNA that carries the genetic code for a particular protein from the DNA in the cell's nucleus to a ribosome in the cytoplasm and acts as a template for the formation of that protein
Metabolism	is the biochemical modification or degradation of a drug, often readily removing the drug from the body
Monocyte	a white blood cell that circulates in the blood and becomes a macrophage when it enters the body's tissues and organs
New Drug Application (NDA)	the documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug

Nutraceutical	an ingredient in food, in a capsule or other medicinal format that has been demonstrated to have a physiological benefit and may help prevent disease
Patent Cooperation Treaty (PCT)	a multinational treaty (effective in 1978) that provides a unified procedure for filing a patent application, active in approximately 125 countries
Pharmacophore	the spatial orientation of various chemical groups or features necessary for activity at a molecular target
Pharmacological Agent	*(see "Drug")*
Pharmacodynamics	the study of the biological actions of a drug in the body, specifically the relationship between how much drug is present and its effects
Pharmacokinetics	the study of the metabolism and action of drugs, with particular emphasis on the time required for absorption, duration of action, distribution in the body and excretion
Pharmacology	the study of pharmacological agents and their origin, nature, properties and effects on living organisms
Phase I Clinical Trial	a smaller scale trial, where a drug is first tested on a small number of healthy human volunteers to evaluate the drug's safety, schedule, dose, pharmacokinetics and pharmacodynamics (an approximate 1-2 year time trial)
Phase II Clinical Trial	a study intended to evaluate the efficacy of a new drug in patients suffering from the condition that the drug is intended to treat (an approximate 1-3 year time trial)
Phase III Clinical Trial	a large scale study conducted to demonstrate the safety and efficacy of a new drug in a random population of patients suffering from the condition that the drug is intended to treat (an approximate 2-5 year time trial)
Pre-clinical Studies	the studies conducted in animals to evaluate the toxic effects, pharmacokinetics and metabolism of a drug to provide evidence for safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies
Request for Proposal (RFP)	a formal mechanism by which a company conveys its business to third parties with the intent of soliciting a competitive response from multiple other parties, subject to negotiation
Restenosis	the re-narrowing of the inside of a vessel, typically a complication after an angioplasty
Statins	drugs that block cholesterol production in the body by inhibiting an enzyme called HMG-CoA reductase
Therapeutic	a biopharmaceutical useful for treating a disease
Toxicity	the degree to which a substance is toxic or poisonous

Toxicology	the study of the harmful effects of substances in the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled
Therapeutic Products Directorate (TPD)	the Canadian governmental agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada
Triglycerides	a type of fat found in the blood and other parts of the body

This Annual Information Form contains forward-looking statements reflecting the Corporation's current expectations. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, product development delays, the ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and the ability to provide the capital required for research, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the Corporation's forward-looking statements. Actual events may differ materially from current expectations due to risk and uncertainties.

This document has been itemized ("**Item 3**" through "**Item 17**") as set out in FORM 51-102F2.

Item 3 CORPORATE STRUCTURE

Name and Incorporation

Resverlogix Corp. ("Resverlogix" or the "Company") is the corporation resulting from the reverse takeover of Apsley Management Group Inc. (the corporation prior to completion of the Qualifying Transaction referred to herein as "Apsley"), a Capital Pool Company (CPC), by Resverlogix Inc. Apsley was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on August 17, 2000.

On April 25, 2003, the Company acquired the shares of the private corporation, Resverlogix Inc., as part of its Qualifying Transaction and pursuant to an acquisition agreement (the "Acquisition Agreement"). Resverlogix Inc. shareholders received one (1) common share of Apsley for each one (1) Resverlogix Inc. share held. Resverlogix Inc. became a wholly owned subsidiary of the Company and the Company changed its name from Apsley Management Group Inc. to Resverlogix Corp.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection 184(1) of the *Business Corporations Act* (Alberta). On February 11, 2005, the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporations Act* (Alberta). On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

The Company's head office is located at Suite 202, 279 Midpark Way S.E., Calgary, Alberta, T2X 1M2. The registered and records office is located at Suite 751, 815 - 8th Avenue S.W., Calgary, Alberta, T2P 3P2.

Intercorporate Relationships

RVX Therapeutics Inc., incorporated by a Certificate of Incorporation under the ABCA on February 11, 2005, is a wholly-owned subsidiary of the Corporation. References to the business operations or financial condition of Resverlogix include RVX Therapeutics Inc.

Item 4 GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Resverlogix Corp. is a biotechnology company focused on the research and development of novel therapeutic agents for important medical markets which have significant unmet medical needs, including cardiovascular disease (CVD), cancer and fibrotic disorders.

Over the course of the last three years, the Company has expanded its operations and technology platform, further advanced the development of the NexVas™ PR program and engaged in partnering activities with several global life science organizations. These accomplishments have been achieved by executing on the Company's business strategies, hiring internationally renowned personnel and collaborating with leading research institutions and contract research organizations (CRO's).

The following principle events have influenced the general development of the business in the last three years.

Product Development

In May 2003, the Company opened a state-of-the-art laboratory located in the Alastair Ross Technology Centre in Calgary, Alberta, to advance its ApoA-I technology through drug discovery and development.

In October 2003, the Company announced the filing of a patent application to protect novel methods and compositions for the treatment of cardiovascular diseases such as atherosclerosis, hypertension and dyslipidemia.

In September 2004, the Company announced the filing of a patent application to protect novel methods for the treatment of fibrotic diseases. This newest patent filing is based on a novel discovery while advancing research on the cancer program, known as TGF- Beta Shield™.

In November 2004, the Company signed a contract with NAEJA Pharmaceuticals Inc. (NAEJA) located in Edmonton, Alberta, to perform custom synthesis and pre-clinical testing for the NexVas™ program. NAEJA is a pre-clinical drug discovery and CRO for the pharmaceutical industry, with extensive expertise in the areas of cardiovascular, cancer, central nervous system (CNS) and infectious diseases (www.naeja.com).

In January 2005, the Company signed a contract with Dr. Prediman K. Shah, MD, at Cedars-Sinai Medical Centre located in Los Angeles, California, to perform pre-clinical testing for the NexVas program. Dr. Shah is an internationally renowned cardiologist, clinical teacher and researcher well known for demonstrating the marked protective effects of the mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (ApoA-I_{Milano}) against atherosclerosis (http://www.csmc.edu/pf_2514.html)

In July 2005, the Company revealed that in pre-clinical testing, NexVas compounds produced a rapid onset of ApoA-I enhancement in animal models. These results expand the commercial opportunity and may expedite the development of NexVas. The ability of this technology to affect both the acute and chronic disease settings could position Resverlogix as a leader in the emerging field of ApoA-I mediated atherosclerosis stabilization and regression.

In September 2005, the Company released findings that NexVas small molecules enhance ApoA-I, up to levels of 45% across multiple animal models. These findings exhibit the feasibility of small molecules to enhance the expression of ApoA-I for the treatment of CVD.

Corporate Developments

In March 2004, Dr. Jan O. Johansson, MD, PhD, joined the Company as Senior Vice President of Clinical Affairs. Dr. Johansson's successful career as a physician, researcher and business man is highlighted by his role as Co-Founder and Vice President of Clinical Affairs for Esperion Therapeutics Inc., purchased by Pfizer Inc. for $1.3 billion USD in 2003.

In August 2004, Kenneth E. Lebioda joined the Company as Vice President of Business Development. Mr. Lebioda has 18 years of pharmaceutical industry management experience in sales, business development and regulatory affairs with a focus on cardiovascular products, including Plavix®, Pravachol®, Cardizem® and Avapro®.

In September 2004, Dr. Ravindra Jahagirdar, MS, DVM, joined the Company to oversee *in vivo* testing for the NexVas Program. Dr. Jahagirdar was a Principle Research Associate at Tularik Inc., which was purchased by Amgen for $1.3 billion USD in 2004.

In October 2004, Dr. Norman C.W. Wong, MD, FRCP(C), co-founder of Resverlogix Corp. and Chair of the Scientific Advisory Board, received the Canadian Lipoprotein Conference Award as Distinguished Clinical Scientist of the Year.

In April 2006, the NexVas™ animation, co-developed by Resverlogix and In Vivo Communications Inc., won the prestigious Telly Bronze Award for the 'use of animation' category. The Telly Awards honor outstanding television commercials, television programs and video and film productions. (www.invivo.ca)

In April 2006, Dr. Gregory S. Wagner, PhD, joined the Company as Senior Vice President of Pre-clinical Development. Dr. Wagner brings three decades of leadership experience in IND enabling programs with biotechnology companies, such as Rigel Inc., Kosan Biosciences and SUGEN (passed to Pfizer Inc. as part of its acquisition of Pharmacia in April 2003).

Partnering Opportunities

In June 2004, the Company announced the signing of an Industrial Research Assistance Program (IRAP) contribution agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total of up to $180,000 CND in funding from NRC for further developments in the Company's proprietary ApoA-I assay screening process.

In July 2004, the Company announced the signing of a research and licensing agreement with the Cargill Health & Food Technologies ("Cargill") business unit to assay for naturally occurring compounds isolated from Cargill products. The agreement grants Resverlogix the worldwide, irrevocable and exclusive pharmaceutical rights, whereas Cargill is granted worldwide, irrevocable and exclusive nutraceutical rights. Terms of the agreement include a deposit, compensation, success payments and provisions for ongoing royalties to Resverlogix from Cargill.

NexVas™ Technology - RFP

In early December 2004, the Company announced a Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement for the NexVas ApoA-I enhancement technology for exclusive use in CVD. In June of 2005, the Company narrowed the seven organizations down to two for strategic positioning, however continued to have discussions with all firms so not to disqualify any organization until formal agreements are reached. Resverlogix continues to have discussions with these global life science organizations, with the goal to establish an early partnership arrangement by the end of 2006. The RFP process is a flexible and ongoing process designed to provide the Company, shareholders and future partner organization with the best value for the technology, therefore stated timelines are estimates.

Board of Directors and Scientific Advisory Board

In July 2003, the Company announced a Scientific Advisory Board comprised of internationally renowned researchers in the fields of CVD and cancer. The Board is comprised of Dr. Norman C.W. Wong, MD, FRCP(C) (Chair and Co-Founder), Dr. Lawrence Chan, MD, DSc, Dr. Jacques Genest Jr., MD, FRCP(C), Dr. Patrick Lee, PhD, Dr. Victor Ling, PhD, and Dr. Hans van de Sande, PhD.

In September 2003, Dr. William Cochrane, MD, FRCP(C), was appointed to Chairman of the Board of Directors. Dr. Cochrane has a distinguished medical and business career, serving as the CEO of Cannaught Laboratories and he is currently a board member of other biotechnology companies.

In February 2006, Dr. James K. Liao, MD, was appointed to the scientific advisory board. Dr. Liao is an Associate Professor of Medicine at Harvard Medical School and is an Associate Physician and Director of Vascular Medicine at Brigham & Women's Hospital.

In February 2006, Hiran Perera, CFO, announced his resignation from the Company to pursue an entrepreneurial venture.

Equity Financing

On April 25, 2003, the Company commenced trading of its Common Shares on the TSX Venture Exchange under the symbol "RVX".

In May 2003, the Company raised approximately $2,500,000 CND in private financing via a share exchange with a capital pool company called Apsley Management Group Inc.

In November 2003, the Company completed a non-brokered private placement of 146,353 Common Shares at a price of $1.10 CND per Common Share, raising total gross proceeds of $160,989 CND.

In January 2004, the Company completed a short form offering document financing of 1,818,180 Common Shares of the Company at a price of $1.10 CND per Common Share, raising total gross proceeds of $1,999,998 CND.

In February 2004, the Company completed a private placement for 1,400,000 Common Shares at a price of $1.25 CND per share, raising total gross proceeds of $1,750,000 CND.

In November 2004, the Company completed a brokered private placement of 2,639,633 Common Shares of the Company at a price of $3.00 CND per Common Share, raising total gross proceeds of $7,918,899 CND.

In January 2005, as a continuation of the previously announced $11,000,000 CND placement, the Company completed a brokered private placement of 1,027,033 Common Shares at a price of $3.00 CND per Common Share, a total gross proceed of $3,081,099 CND.

In January 2005, the Company listed its Common Shares on the TSX, graduating from the TSX Venture Exchange.

In February 2005, the Company "Resverlogix Inc." and "Resverlogix Corp." were amalgamated under "Resverlogix Corp." pursuant to subsection (184)(1) of the *Business Corporations Act* (Alberta).

RVX Therapeutics Inc.

In February 2005, the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporations Act* (Alberta). On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

In July 2005, the Company announced the formation of a wholly-owned subsidiary, RVX Therapeutics Inc. to facilitate strategic objectives and to develop the TGF-beta Shield™ Program as well as other programs.

In August 2005, the Company, on behalf of its wholly owned subsidiary RVX Therapeutics Inc. announced the filing of a patent application to protect novel methods for the application of pharmaceutical compounds to be used with drug eluting medical devices.

ReVas™ Technology – Partnering

Beginning December 2005, RVX Therapeutics Inc. (RVX Therapeutics) entered into a term sheet agreement with a global medical technology company for a license agreement for ReVas, a research program for the development of novel small molecules to be used with drug eluting stents (DES) and medical devices. In February, RVX Therapeutics received final wording of the License Agreement and agreed on the commercial terms with this medical technology company.

In July 2006, the final License Agreement was signed with Medtronic, Inc. ('Medtronic') a major U.S. medical devices company that is publicly traded on the New York Stock Exchange under the symbol MDT. In the terms of the Agreement, RVX Therapeutics grants to Medtronic the exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices. Under terms of the License Agreement, after successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX Therapeutics and could make additional payments upon successful completion of certain pre-defined milestones. RVX Therapeutics would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance, RVX Therapeutics would be eligible under the terms of the agreement to receive up to U.S. $291 million in combined payments

Significant Acquisitions

In May 2003, Resverlogix acquired cancer suppression technology and intellectual property from Dr. Norman Wong and Dr. Koichiro Mihara. This technology makes use of an immunomodulating approach to enhance the body's natural ability to detect and destroy cancer. The acquisition involved a payment of $100,000 CND, issuance of 2,000,000 Series A Preferred Shares and a royalty agreement based on future licensing fees. The convertibility of the preferred shares to Common Shares and royalty fees were subject to the Company completing a licensing deal on or before June 23, 2008. If the Company completed a licensing deal prior to June 23, 2008 then both the royalty fee agreement and the eligibility of preferred shares for conversion would have expired on June 23, 2013. The royalty agreement stated that the discoverers would be eligible to receive 10% of the license fees earned up to $20 million CND and 20% on funds in excess of $20 million CND. Each preferred share was to be convertible into one Common Share of the Company for every $4.00 in licensing fees in excess of $2 million CND received from the cancer therapy. This conversion formula was reduced by a ratio defined in the agreement should the price of Common Shares be above $2.00 CND at time of conversion. On November 1, 2005, termination and variation agreements were signed by Dr. Wong and Dr. Mihara to cancel all the Preferred Shares and return them to treasury for no monetary value or conversion to Common Shares.

In October 2004, Resverlogix acquired an exclusive license to an issued patent, which protects the use of bioflavoinds to increase plasma high-density lipoprotein. The Company is granted the right to develop, manufacture, distribute, market or sell the technology for nutraceutical or pharmaceutical use. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Company paid an initial license fee of $25,000 USD. Should the Company commercialize a compound for nutraceutical uses the Company is required to make an additional one-time payment of $50,000 USD. Should the Company select a compound for pharmaceutical development and initiate Phase I Clinical Trial, then a one-time payment of $300,000 USD is required to be paid.

Trends

The biotechnology industry is subject to intense competition, rapid technology change and the task of raising funds. The Company depends upon management, commercial viability of new technology, intellectual property and market trends to capitalize on its research and development programs. An outline of further trends, commitments, or uncertainties associated with the Company can be found on www.sedar.com.

Item 5 DESCRIPTION OF BUSINESS

General

Resverlogix is a Canadian biotechnology company developing novel technology platforms and intellectual property for important global medical markets with significant unmet medical needs. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that address the risk of CVD. The Company's secondary research focus is on fibrotic disorders and cancer.

CVD Research Programs

NexVas™ Plaque Reduction (NexVas PR) is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". The Company has illustrated in several animal studies its ability to significantly increase levels of ApoA-I after multiple weeks of treatment.

NexVas™ Vascular Inflammation (NexVas VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular disease.

ReVas™ is the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

Fibrotic and Cancer Research Programs

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferative diseases, such as cancer and fibrosis, with a TGF- β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF- β in a number of cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

Figure 1: Resverlogix Corp and RVX Therapeutics Inc Technology Programs



Resverlogix Corp.
NexVas™ CVD
ApoA-I
Plaque Stabilization & Reduction
Planned Acquisition 6-18 months
RVX Therapeutics Sub Co.
NexVas™ CVD Inflammation
NexVas™ Non-CVD indications
ReVas™ Drug Eluting Devices/Stents
TGF Beta Ophthalmology
TGF Beta Oncology
TBD
TBD
Deal
TBD
TBD
© Resverlogix Corp.

Company's Business Model

The Company's business model is to position itself as an innovative biomedical research company focused on the development of novel therapeutics for medical markets with unmet needs. The Company will look for strategic opportunities through early alliance partnerships that are best suited to bring technology platforms to successful commercialization. In doing this the Company positions itself to eliminate the expensive development costs of later stage clinical trials by focusing on the early stages of drug development up to IND application and Phase I in human studies. Through this process the Company commits to provide fiduciary responsibility, good corporate governance and ultimately protection of shareholder value.

NexVas™ PR: ApoA-I Enhancing Therapies

Atherosclerosis and CVD manifestations are the leading cause of death in the western world. According to the American Heart Association more than 71 million Americans have one or more forms of CVD and the estimated economic impact on the health care system is estimated to be $403.1 billion USD annually (2006). These manifestations include dyslipidemia, heart attack, stroke, restenosis, diabetes, obesity, Alzheimer's, and a number of other debilitating illnesses.

Atherosclerosis is the narrowing and hardening of the arteries characterized by the deposition of cholesterol and lipids in the inner walls of the arteries, typically the result of high fat diets. When ingested, cholesterol and lipids are transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the focus is on low-density lipoprotein (LDL) cholesterol and high-density lipoprotein (HDL) cholesterol.

LDL is a major cholesterol carrier in the blood. This carrier is mainly responsible for taking newly produced or absorbed cholesterol from the gut to the other organs of the body. LDL's major lipoprotein is called ApoB. High amounts of LDL cholesterol circulating in the blood can result in the slow build-up of cholesterol within the walls of the arteries forming atherosclerotic plaque. HDL carries cholesterol away from the arteries and back to the liver for excretion from the body, through a process called Reverse Cholesterol Transport (RCT). HDL's major lipoprotein is called ApoA-I which accounts for 70% of the total protein content of the HDL particle. ApoA-I alone or as part of HDL has anti-atherogenic properties. There is a growing body of evidence that ApoA-I/HDL removes excess cholesterol from atherosclerotic plaques and thus not only preventing plaque growth but promoting plaque regression.

Atherosclerosis develops when there is too much cholesterol being deposited in the arteries and organs by LDL and too little is being cleared by HDL. One of the most successful strategies for preventing cardiovascular diseases is the proper management of cholesterol levels by either reducing LDL levels or increasing HDL levels.

Current therapies aimed at managing cholesterol and reducing LDL levels comprise the single largest class of prescription pharmaceuticals, with global sales in 2004 exceeding $30 billion USD (IMS Health, 2005). It is now established that a reduction in the levels of LDL, by these agents known as statins, results in a 25% reduction in the risk of developing heart disease. However, statins are currently undergoing market pressure as their patents expire; Pfizer's Lipitor®, with sales of $12 billion USD in 2005, will have its patent expire in 2010. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins, while addressing this growing market segment.

ApoA-I and HDL

Numerous epidemiological and interventional studies have demonstrated that high or increased levels of ApoA-I and HDL are cardio-protective against the development of atherosclerosis. Recent landmark trials such as INTERHEART (2004) and AMORIS (2005) clinically validate ApoA-I as an important target for the reduction of CVD risk. The INTERHEART trial, a landmark study of 30,000 patients, demonstrated that the ratio of ApoB to ApoA-I was the strongest risk predictor of acute myocardial infarction (heart attack).

In the AMORIS trial, which had more than 175,000 patients with cardiovascular risk factors were studied for the incidence of cardiac and stroke events. AMORIS clearly illustrated that the ratio of ApoB to ApoA-I was associated with a dramatic reduction of stroke in this population. The key findings of this study indicate that improvement of 'cholesterol balance', or the ApoB to ApoA-I ratio, is a robust and specific maker of virtually all ischemic events.

In a six week Phase II clinical trial involving 47 patients, Esperion Therapeutics Inc. demonstrated that its proprietary ApoA-I_{Milano} formulation could reduce absolute atheroma (plaque) volume by 4.2%; a level of atherosclerotic regression unattainable with current drug therapies.

Older trials, such as the Framingham Heart Study, illustrated the importance of HDL enhancement for CVD risk reduction. For every mg/dL increase in HDL, the 10-year risk of a heart attack fell by 2-3%. The Veterans' Affairs Cooperative Studies Program showed that men who took a lipid regulating drug for five years had a 6% increase in HDL levels, resulting in a 22% risk reduction in death due to coronary artery disease, heart attack, or stroke.

As such, there has been considerable interest and effort within the pharmaceutical industry to identify, develop and acquire therapies that effectively raise the level of ApoA-I and/or HDL. With a number of patents in submission this will in effect create a broad and strong patent portfolio, Resverlogix has a leadership position in developing novel small molecules for ApoA-I enhancement and is ideally positioned to capitalize in the $50 billion USD global cholesterol management market.

NexVas™ PR - Therapeutic Action

Resverlogix is developing novel small molecules that increase plasma levels of ApoA-I. These compounds have been generated from a proprietary combination of technologies, know-how and expertise. To date, the Company has identified several novel classes of small molecules and has generated an in vivo proof-of-concept by demonstrating a significant increase in ApoA-I after multiple weeks of treatment in a number of animal models.

Resverlogix believes their current approach is more therapeutically and commercially attractive for the following reasons:

- ApoA-I is a well validated clinical target, as per studies such as INTERHEART and AMORIS. Clinical evidence is one of the key factors for the timely reimbursement and regulatory approval for novel therapeutics.
- The NexVas program is fundamentally different from other therapies focused on increasing HDL. The Company's small molecules have been shown to enhance the functionality of ApoA-I particles resulting in accelerated cholesterol excretion. As such, based upon our initial findings, we believe that activating ApoA-I production is a functional approach to increasing RCT.
- The Company has taken the unique and physiological approach to pharmaceutical discovery by activating the body's own health promoting genes (such as ApoA-I) to fight diseases. Utilizing this approach we have developed small molecules that increase the production of ApoA-I offering the breakthrough potential of harnessing this natural process to combat diseases.
- This therapeutic approach of increasing the body's endogenous ApoA-I production may avoid any immunologic complications associated with peptide or recombinant ApoA-I therapies currently in development, and more importantly facilitates continual enhancement of ApoA-I levels of physiological levels.

For these reasons, the NexVas PR program has the capacity to become a leading force in the emerging market of ApoA-I therapy in the largest life science market in the world and provides the Company with key points of differentiation from its competitors.

The ongoing and future steps in the development of the NexVas™ PR technology is to:

1. Understand the pathway by which our compounds regulate ApoA-I mechanism of action (MOA);
2. Generate Structure Activity Relationship (SAR) utilizing proprietary cellular assay in an effort to understand our pharmacophore and identify agents with therapeutic potential;
3. Continue medicinal chemistry to generate and optimize lead candidates while expanding the intellectual property portfolio;
4. Expand our pre-clinical pharmacology and toxicology studies in multiple animal models in preparation for IND application;
5. Validate the technology by engaging leading scientific experts and research institutions to perform studies utilizing our compounds;
6. Accelerate ongoing discussions with leading life science organizations by providing scientific and corporate updates.

To find out more about NexVas please refer to the company's detailed animation on this exciting new technology: http://www.resverlogix.com/nexvas-apoa1.htm

ReVas™ and NexVas™ Vascular Inflammation Programs

The Company continues to build a portfolio of new medicines to treat vascular diseases. To capitalize on expertise and intellectual property, while continuing to build shareholder value, two new research programs were introduced over the past year that will enhance and broaden commercial opportunity.

NexVas™ VI: Novel small molecules for Vascular Inflammation

Advances in the understanding of cardiovascular disease risk are in a constant stage of evolution. As such, these advances have driven the identification of new potential targets that may play a role in the underlying mechanism of vascular risk. In 1998, a special advisory panel set up by the AHA looked specifically at emerging novel targets for CVD risk. One of the key findings from this panel was that markers of inflammation may play a role in cardiovascular disease risk. Traditional therapies focus on cholesterol management or in severe cases surgical intervention, for example angioplasty. However, recent studies have emphasized the involvement of chronic inflammation in the formation of atherosclerotic plaques. It is at this site, that the arteries generate inflammatory signals that attract monocytes from the circulation into the vascular wall to form lipid-laded foam cells, and promote smooth muscle cell proliferation resulting in a fibrous layer of connective tissue and lipids. This realization has lead to emerging strategies focused on inhibiting cellular proliferation and pro-inflammatory mediators of monocyte migration.

Resverlogix has taken the strategic step to begin discovery stage research to assess the ability of its novel small molecules to regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ Program: Novel small molecules for acute local therapy via drug eluting devices

The Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. Worldwide, there are over 1.2 million angioplasty procedures performed annually with a substantial percentage of patients developing restenosis. This market has grown to approximately $5 billion USD within the last five years.

One way to prevent or treat restenosis is to use a drug-eluting stent (DES), which is a scaffold (metal or polymer) that has been coated with a pharmacologic agent known to interfere with the process of restenosis. Developing ReVas™ to meet the current unmet medical need for treating late stage restenosis presents a large commercial opportunity. We believe that ReVas will target multiple markers of inflammation and cellular proliferation and holds promise to address the current limitations of the pharmacologic agents coating DES today.

TGF-β Shield™ Program

The TGF-β Shield Program aims to develop a therapeutic approach to modulate the deleterious effects of transforming growth factor-beta (TGF- β) in grievous proliferate diseases, such as cancers and fibrotic indications.

Anti-cancer therapy

According to the American Cancer Society, cancer is estimated to affect 1 in 3 individuals and more than 1.3 million new cases will be diagnosed in 2006. The National Institutes of Health estimated overall annual costs at $209.9 billion USD (2005). The market for cancer therapeutics is expected to generate sales in excess of $60 billion USD globally by 2010.

Cancer is a disease characterized by uncontrolled growth and proliferation of abnormal cells. It is now known that certain cancers evade the immune system by secreting TGF-β into the extracellular matrix to hide their presence from the cancer killing immune cells. Thus making TGF- β is an attractive therapeutic target to treat the disease.

The Company is investigating the ability of a naturally occurring protein to inhibit the detrimental effects of TGF-β on the immune system. Known as an adoptive immunotherapy, this approach involves isolating lymphocytes from a cancer patient, modifying them with a TGF-β antagonist, expanding them in culture, then re-administered them to the cancer patient, where they can seek out cancer cells, previously 'cloaked' by TGF-β and selectively kill them.

We have demonstrated both *in vitro* and *in vivo* that this protein blocks the immunosuppressive activity of TGF- β and promotes the desired proliferation of cancer-killing lymphocytes. The Company continues to complete additional studies in animals optimizing dosage, route of administration and other therapeutic parameters to support the safety and efficacy of this therapy.

Anti-fibrosis Therapy

Fibrotic disease is a general term for diseases resulting from excessive deposition of the extracellular matrix and formation of pathological scar tissue in an organ or tissue. IMS Health estimates that this represents the third largest disease category representing billions of dollars in direct and indirect costs to health systems globally. Empirical evidence has shown fibrosis to be a major cause of morbidity and premature mortality.

TGF-β is an essential growth factor that regulates cell proliferation, differentiation and the extracellular matrix formation in the wound healing process. Normally a tightly regulated process, dysregulation by inappropriate triggers can result in a failure to terminate the activity of growth factors, such as TGF-β, resulting in excessive scarring and eventual tissue fibrosis that can lead to organ failure and death. Currently, a significant unmet medical need exists for safe and effective anti-fibrotic therapies.

In 2004 the Company expanded the TGF-β Shield platform into the potential treatment of fibrotic indications of the eye, heart, kidney, lung and liver. Initial efforts have focused on a variety of conditions of the eye as TGF-β has been shown to contribute to failures often accompanying cataract and glaucoma surgery and other ophthalmologic states.

To date, the Company has performed a number of experiments examining the effect of the TGF-β antagonist on the regulation of extracellular matrix deposition in ocular cells. Importantly, it was demonstrated to inhibit morphological changes associated with TGF-β induced fibrosis. The Company plans to establish suitable animal models to examine the effects of the TGF-β Shield.

Competitive Conditions

ApoA-I Target

The number of competitive programs in ApoA-I enhancement is very limited to small molecule technologies. There are several acute based therapies, such as recombinant protein or peptide programs, that focus on ApoA-I. Rapid enhancement of ApoA-I may prove to be useful for patients with acute coronary vascular disease, however these types of therapies are costly to manufacture and may cause immunological responses for patients. These potential issues may impair long term commercial viability for these types of technologies. The following table is a selected list of competitive programs that have commercial potential for ApoA-I for acute based therapy.

Program	Type
Bruin Pharma	Peptide
Borean Pharma	Recombinant Protein
Esperion ETC 216	Recombinant Protein
Avanir	Peptide-small molecule

HDL Target

There are numerous emerging programs that enhance HDL levels, as outlined in the table below. However, the Company believes that its approach to developing novel small molecules that enhance the body's own ability to elevate ApoA-I levels has several unique advantages for both acute and chronic management of CVD. In addition, the INTERHEART and AMORIS trials clearly indicate that patient populations with elevated ApoA-I have lower risk of cardiovascular events than patients with lower ApoA-I levels.

Program	Target
Pfizer Torcetrapib	CETP
Roche "JTT Program"	CETP
GSK	LPLA2
BMS	LXR
Merck	Nicotinic Acid

Employees

As at April 30, 2006, the Company employed twenty-two full time management, scientific and administration employees. The Company has added some key management and scientific employees subsequent to the 2006 fiscal year end. Tables 1(a) and 1(b) summarize Resverlogix's current key management and scientific employees.

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
Donald McCaffrey	Co-Founder, President, Chief Executive Officer	▪ 23 years experience in international conference development ▪ Former President of BioFuture Conferences: a national event, hosting biotechnology researchers, financiers & industry speakers ▪ Former Director of BioCellogix Inc. a biotech R&D conference company

		▪ Currently on the Board of Director's for Amorfix Life Sciences Ltd. ▪ Ernst & Young Entrepreneur of the Year Nominee – 2004 & 2005
Kelly McNeill	Chief Financial Officer	▪ 14 years experience with major manufacturing firms ▪ Previously Vice President, Finance with SMED International, a TSX listed multi-national office interiors manufacturer ▪ Senior member involved in sale of SMED to Haworth Inc., a global office furniture manufacturer ▪ Last role was General Manager, Haworth Calgary, AB ▪ B.Comm (Hons.), M.Acc. & Chartered Accountant
Kenneth Lebioda	VP Business & Market Development	▪ 18 years in management positions with Bristol Myers Squibb, Hoechst Marion Roussel & Marion Merrell Dow ▪ Held increasing senior management roles in Sales, Business Development, Regulatory Affairs, Reimbursement & Market Access, ▪ Developed leading CVD global brands such as Plavix, Pravachol, & Cardizem
Theresa Kennedy	VP Communications	▪ 14 years in biotech industries with a focus on corporate positioning, executive profiling, media strategy, stakeholder outreach and government relations ▪ previously with Hill & Knowlton heading their Life Sciences division ▪ lecturer at Kluyver Centre for Genomics of Industrial Fermentation ▪ 1998 won the BIV Top 40 Under 40 Award and in 2005 won the Advancing the Benefits of Biotech for Canadians Award ▪ finalist for the 2005 Silver Sabre Award for biotech and finalist for 2004 Influential Women in Business Award

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
Dr. Norman Wong, BSc, MSc, MD, FRCP(C)	Co-Founder & Chairman of the Scientific Advisory Board	▪ Professor, Departments of Medicine, Biochemistry, Molecular Biology, & the Director of Libin Gene Therapy Unit, University of Calgary • .Specializations: Endocrinology, Internal Medicine, and Gene Therapy & Regulation ▪ Director of Resverlogix's ApoA-I Program and TGF-beta Oncology Program. ▪ Scientific Advisory Board member of Pheromone Sciences Corp. ▪ Former Associate Vice President (Research & International), University of Calgary ▪ Former medical consultant to Eli Lilly, Merck,

		GlaxoSmithKline, Solvay Pharmaceuticals & Abbott Laboratories.
Dr. Jan Johansson, MD, PhD	Senior VP Clinical Affairs	▪ MD & PhD from the Karolinska Institute in Stockholm, Sweden ▪ Co-founder, VP, Clinical Affairs & Senior Clinical Research Fellow of Esperion Therapeutics, Inc. ▪ VP, Clinical Research & Development, at Lipid Sciences, Inc. ▪ Prior Chief Medical Officer at Nuvelo Inc.
Dr. Gregory Wagner, PhD	VP Pre-clinical Development	▪ 30 years of experience in early drug and pharmaceutical development ▪ Prior companies include Kosan Biosciences, Sugen (subsidiary of Pharmacia), and Rigel Inc. ▪ Expertise focused on toxicology, drug metabolism, pharmacokinetics and pharmacology ▪ Leader in the early pre-clinical preparation and development of several important new drug programs such as Sutent, Pfizer's new Cancer drug

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular disease, cancers and fibrotic indications.

As of April 30, 2006 Resverlogix owns and/or has rights to one issued United States patent and thirty-one pending patent applications. This includes provisional and non-provisional applications in the United States and Patent Cooperation Treaty. Many of the thirty-one pending patent applications are interrelated and in effect assert rights to substantially similar inventions in different global jurisdictions. Eight of these applications are United States applications, three are European Patent Office applications, two are Patent Cooperation Treaty applicants and one is a provisional United States application; foreign counterparts exist to many of these patent applications. The strategy is to build a strong patent portfolio around the technology which is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate and patent therapeutic agents with commercial importance; to seek out and license intellectual property believed to be useful in connection with its products; and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. Therefore it is our policy to require employees, consultants, members of our Scientific Advisory Board and parties to collaborative agreements to execute confidentiality agreements. Employees, consultant and CRO agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States.

The Regulatory Process for Drug Development

In the United States, it takes approximately 12 to 15 years for a typical experimental drug to go from concept to approval. A company's production, manufacture, research and development activities are subject to regulation for safety and efficacy by various governmental authorities around the world. In the United States, drugs and biological products are subject to regulation by the Food and Drug

Administration (FDA). There are other comparable agencies in Europe and other parts of the world. Applicable legislation requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing therapeutic products. Additionally, adherence to good laboratory practices, good clinical practices during clinical testing and good manufacturing practices during production is required. The system of new drug approval in the United States is generally considered to be the most rigorous in the world. In Canada, these activities are regulated by the *Food and Drug Act and Regulations* and the rules and regulations promulgated there under, which are enforced by the Therapeutics Product Directorate of Health Canada (TPD).

Briefly, the steps required for drug approval in the United States and Canada is as follows:

Discovery: Prior to pre-clinical studies, a discovery phase involves validation of target and function, design, screening, synthesis and formulation of therapeutic agents.

Pre-clinical Studies: This involves the evaluations of toxic effects and pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies. The results of the pre-clinical studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug (IND) application to the FDA and TPD.

Phase I Clinical Trials: Phase I clinical trials are usually *first-in-man* trials, take approximately 1-2 years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug's safety, schedule and dose, pharmacokinetics and pharmacodynamics. However, in the case of a life threatening disease, such as cancer, the initial Phase I testing may be done in patients with the disease. This latter trial typically takes longer to complete.

Phase II Clinical Trials: Phase II clinical trials take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase III) suffering from the targeted condition or disease to determine the drug's efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. These trials often include randomization of patients as well as a placebo arm.

Phase III Clinical Trials: Phase III clinical trials take approximately 2-5 years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. This type of study is usually double-blind, conducted with a randomly selected sample at geographically dispersed test sites (multi-centre trials).

New Drug Application: Upon completion of Phase III Clinical Trials, the company sponsoring the new drug then assembles all the pre-clinical and clinical data and submits it to the TPD and/or the FDA as part of a New Drug Application (NDA) (in the United States), or a New Drug Submission (NDS) (in Canada). The NDA or NDS is then reviewed by the regulatory body for approval to market the product. This process usually takes 6 months to 2 years to complete.

Resverlogix Drug Development Strategy

In the United States, a drug company typically spends $800 million USD (Tuffs Center for the Study of Drug Development) to $1.7 billion USD (Bain & Company) over the 12-15 years it takes to develop a new drug from the research stage to FDA approval to market. The Pharmaceutical Research and Manufacturers of America (PhRMA) estimates that of every 5,000 drugs tested in Pre-clinical studies only five on average are tested in clinical trials. Based on research by the Tufts Center for the Study of Drug Development, only one of these five is eventually approved for patient use. Facing high costs, long development time, and high attrition rates, many biotechnology companies are challenged to fund clinical trails. It is with this in mind that the Company has chosen to focus on the early stages of Pre-clinical Studies through to Phase I Clinical Trials, as its technologies represent a market opportunity where third party companies will be interested in partnering or licensing. Should licensing be successful, the third party company will be on-track to complete the latter stages of development. As such, the Company's business strategy remains to generate technologies that will lend themselves to technology sales as opposed to product sales.

Risk Factors

An investment in the Company's Common Shares involves a significant degree of risk. The risk factors as disclosed in the section titled "RISK FACTORS" on pages 10 to 15 in the Company's Short Form Offering Document as filed on SEDAR (www.sedar.com) on December 8, 2003 are still relevant and remain unchanged. Prospective investors should carefully consider those risk factors, together with the information contained in this annual information form.

Selected Consolidated Financial Information

Annual Information

The following is a summary of selected consolidated financial information of the Company for the periods as indicated.

	Twelve Month Period Ended April 30, 2006	**Twelve Month Period Ended April 30, 2005**	**Twelve Month Period Ended April 30, 2004**
Total revenues	$272,266	$220,817	$24,137
Net loss	$(7,133,679)	$(3,578,984)	$(1,935,838)
Basic and diluted (loss) per share	$(0.30)	$(0.17)	$(0.12)
Total book value of assets	$9,007,554	$12,863,324	$3,697,259
Total long-term debt	$0	$0	$32,930
Working capital	$7,294,539	$11,766,876	$3,095,097
Shareholders' equity	$8,360,121	$12,417,589	$3,563,343
Shares outstanding at period end	24,127,789	23,242,614	18,382,415

Financial Information

The Company reports a financial year end of April 30. Audited Consolidated Financial Statements for the 12 month period ended April 30, 2006, which financial statements are incorporated herein by reference, and the two previously completed years are filed on SEDAR and available at ***www.sedar.com***.

Item 6 DIVIDENDS

The Company has not declared or paid any dividends on its Common Shares in its past fiscal years or current financial year.

The Company intends to retain its earnings to finance growth and does not expect to pay dividends on its Common Shares in the near future. The Board of Directors will review this policy from time to time having regard for the Company's financial condition, financing requirements and other factors considered relevant.

Please refer to the Company's Management Discussion and Analysis for period ended April 30, 2006 as filed on SEDAR at www.sedar.com.

Item 7 DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issueable in series. As at fiscal year ended April 30, 2006 the Corporation had 24,127,789 Common Shares issued and outstanding. The Common Shares are the only shares entitled to vote, and holders of Common Shares are entitled to one vote for each Common Share held.

On November 1, 2005, termination agreements were entered into with Dr. Wong and Dr. Mihara to cancel all of the 2,000,000 Series A Preferred Shares that were issued and outstanding as at the fiscal year ended June 30, 2005. These shares were returned to treasury for no monetary value or conversion to Common Shares.

Item 8 MARKET FOR SECURITIES

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol "RVX". The Company's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Company in the United States.

Trading Prices and Volume by Month for Fiscal Year Ended April 30, 2006

Month	High ($)	Low ($)	Close ($)	Volume
May – 05	8.15	6.60	7.20	1,545,738
June – 05	7.30	5.25	6.31	1,071,110
July – 05	6.43	5.10	6.10	765,039
Aug – 05	7.50	5.70	7.15	572,207
Sept – 05	8.13	6.53	7.55	655,911
Oct – 05	7.75	6.60	7.15	394,076
Nov – 05	7.30	6.80	6.90	222,125
Dec – 05	7.14	6.25	6.80	377,398
Jan – 06	9.49	6.40	9.15	1,034,596
Feb – 06	9.32	6.50	7.35	984,998
Mar – 06	8.08	6.97	7.30	423,412
April – 06	7.45	6.25	6.50	357,152

Item 9 ESCROWED SECURITIES

At April 30, 2006, the Corporation did not have any Common Shares in escrow. The final releases of 2,776,600 Common Shares held in escrow pursuant to a Surplus Escrow Agreement dated April 25, 2003 occurred in equal instalments on October 24, 2005 and April 24, 2006.

Item 10 DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, municipality of residence, year of appointment as a director of the Company, and position held with the Company and principal occupation of each of the directors of the Company. The directors of the Company serve until their successors are elected or appointed.

The Board of Directors is composed of five directors. During the last five years, the persons listed below have been engaged in their current principal occupations or in other executive managerial capacities with the companies indicated opposite their names, except as otherwise indicated. The directors are elected annually by the shareholders and serve until the next annual meeting of shareholders unless their successors are duly elected or appointed prior thereto.

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Dr. William A. Cochrane[(1)(2)] Calgary, Alberta	Director, Chairman	Dr. Cochrane is President and Director of W. A. Cochrane & Associates Inc. He serves on the Board of several other biotech companies. He served 10 years as the CEO and Chairman of Connaught Labs Ltd. and was on the Board of Stressgen Biotechnologies & Vasogen Inc. He acted as the Deputy Minister of Health Services, Government of Alberta, and was a former President, Vice-Chancellor and Dean of Medicine at the University of Calgary. Dr. Cochrane is an Officer of the Order of Canada, and a 2002 recipient of the Queens Golden Jubilee Medal.	2003
Donald J. McCaffrey[(3)] Calgary, Alberta	Director, CEO and Secretary	Mr. McCaffrey has been CEO of the Company since April 25, 2003, President of Resverlogix Inc. since 2001, and former Director of BioCellogix Inc., a private biotech tradeshow company since 1999. Director of Amorfix Life Sciences Ltd., (see "employee" section for more details).	2003
Wayne Chiu[(1)(2)] Calgary, Alberta	Director	Mr. Chiu, a Mechanical Engineering graduate from the University of Manitoba, is the founder, president, director and CEO of Trico Homes, building over 3000 single and multi-family homes in Calgary. He serves as a Director of the Professional Home Builders' Institute. He was awarded the "Immigrant of Distinction Business Award" by the Immigrant Aid Society & the "Generosity of Spirit Award" by the Association of Fundraising Professionals. Trico Homes was selected as one of "Canada's 50 Best Managed Companies." Mr. Chiu & Trico Homes support a myriad of causes, including the Kids Cancer Care Foundation of Alberta.	2003
Dr. Donald Rix[(2)(3)] Vancouver, B.C.	Director	Dr. Rix is chairman/co-founder/co-owner of MDS Metro Laboratory Services & Cantest Laboratory Service. He serves on the board for several other biotech companies. He is chairman of British Columbia (B.C.) Advantage Funds (VCC) Ltd., and Genome B.C. He is a board member of the Vancouver Art Gallery, Vancouver Opera Foundation, B.C. Medical Services Foundation, B.C. Children's Hospital Foundation & director of the Vancouver Board of Trade. He is chairman of the Board of Governors for the University of Northern B.C., and sits on advisory boards for both the University of B.C. and Simon Fraser University. Dr. Rix was awarded the Order of British Columbia (June 2004), the Lifetime Leadership & Achievement Award from the B.C. Biotechnology Association (2001), and the Technology Impact Awards 2005 Bill Thompson Award from BC Technology Industries Association (June 2005).	2003
Whitney O. Ward[(1)(3)] Eagle, Colorado	Director	Mr. Ward founded Invesco Global Strategies, a global total asset allocation discipline designed for large institutional investors, and was a Global Partner of Invesco Realty Advisors, a worldwide investment management firm, from 1993 to January 2000. Mr. Ward holds a B.A., B.Sc. & M.A. from The University of Florida and has over 25 years of capital markets experience. He currently resides in the Vail Valley area of Colorado where he is owner and manager of two entities involved with real estate development projects.	2003

Note:

(1) Member of the Audit and Finance Committee
(2) Member of the Compensation Committee
(3) Member of the Governance Committee

The directors, senior officers, and Dr. Norman Wong an insider of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 10,082,772 or 41.7% of the issued and outstanding Common Shares as of July 19, 2006.

The Company is required to have an Audit and Finance Committee. The Audit and Finance Committee consists of Mr. Ward, Mr. Chiu and Dr. Cochrane. The Company also has a Compensation Committee whose members consist of Dr. Rix, Dr. Cochrane and Mr. Chiu; and a Governance Committee, whose members consist of Dr. Rix, Mr. McCaffrey and Mr. Ward.

Scientific Advisory Board

Dr. Norman C. W. Wong, MD, FRCP(C)

Dr. Norman Wong is Chairman of the Scientific Advisory Board and Co-Founder (see “Employee” section for further biography details).

Dr. Lawrence Chan, MD, DSc

Dr. Lawrence Chan is a Professor in the Departments of Medicine and Molecular & Cellular Biology at the Baylor College of Medicine in Houston, Texas. He is the Rutherford Chair for Diabetes Research and the Chief of the Endocrinology Section of the Department of Medicine. Dr. Chan is recognized as an expert in the genetics of atherosclerosis and lipid disorders. Dr. Chan was the recipient of a MERIT Award from the National Institute of Health and is the principal investigator of four NIH grants including a NIH special center of research grant on gene therapy and cardiovascular disease. He has received numerous national and international honours and awards from organizations including the American Heart Association and the Juvenile Diabetes Association. He is also a member of the American Society for Clinical Investigation and a Fellow on the Council on Arteriosclerosis, of the American Heart Association.

Dr. Jacques Genest Jr., MD, FRCP(C)

Dr. Jacques Genest Jr. is currently the Director of Cardiology at McGill University. While working with the Clinical Research Institute of Montreal he served as the Director of Cardiology from 1991-2000 in addition to being the Director of the Cardiovascular Genetics Laboratory from 1992-2000. Dr. Genest is widely regarded as an authority on cardiovascular disease, specializing in the study of lipoproteins. He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest is currently on the Scientific Advisory Board of Geneka, a Montreal based genomic and proteomic company, and Liponex, a pharmaceutical research company in Ontario.

Dr. Patrick Lee, PhD

Dr. Patrick Lee earned both his B. Sc. and Ph.D. in biochemistry at the University of Alberta. After completing postdoctoral training at Duke University, he joined the University of Calgary's Department of Microbiology and Infectious Diseases in 1981, where he became a full professor in 1991. Dr. Lee's discovery and research of the cancer fighting potential of the human reovirus has earned him numerous accolades, including the University of Calgary Cochrane Research Award, the University of Alberta Alumni Award, and the University Professor Award. Dr. Lee co-founded the Alberta biotech company Oncolytics, which currently applies his innovations in cancer fighting technology. In September 2003, Dr. Lee will be the first person to accept the Cameron Chair of Cancer Research, located in the Departments of Pathology, and Microbiology & Immunology at Dalhousie University.

Dr. Victor Ling, PhD

Dr. Victor Ling is the Vice President of Research at the BC Cancer Agency. He is currently the Vice Dean at the University of British Columbia where he also serves as a Professor in the Department of Pathology & Laboratory Medicine. From 2000-2002, Dr. Ling was a Co-Director of the Genome Sequence Center of the BC Cancer Agency. He now serves on cancer related boards at both local and international levels, including the scientific advisory board of the Hong Kong Institute of Biotechnology. In 1974 Dr. Ling discovered the P-glycoprotein, the first known ATP Binding Cassette (or ABC), a membrane transport protein, which is critical in maintaining normal cell function. He is the recipient of numerous awards including the National Cancer Institute of Canada's Robert L. Noble Prize and the Order of British Columbia. Dr. Ling is the only person in the world to have won both the Kettering and Steiner awards, the highest honours in cancer research.

Dr. J. Hans van de Sande, PhD

Dr. Hans van de Sande is the Vice Dean of Medicine at the University of Calgary. He also serves as a professor in the Department of Biochemistry & Molecular Biology. Dr. van de Sande has authored over 125 publications as an internationally recognized expert in nucleic acids, the relationship between DNA and RNA, and the molecular genetics of DNA repair. He has held chairs on the grant review committees of the Canadian Foundation of Innovation and the Medical Research Council of Canada. Dr. van de Sande is also a Scientific Officer of The Alberta Cancer Board.

Dr. James Liao, MD

Dr. James K. Liao earned his B.S. in 1981 at University of California, Los Angeles. He went on to receive his MD from the University of California, San Francisco in 1985. He completed his medical residency training at the Brigham & Women's Hospital and his cardiology training at the Massachusetts General Hospital in Boston, Massachusetts. He is currently the Director of Vascular Medicine Unit at the Brigham & Women's Hospital and Associate Professor of Medicine at Harvard Medical School. He attends on the inpatient Cardiovascular Consult Service and sees patients in the outpatient Vascular Medicine and Lipid Clinic at the Brigham & Women's Hospital and Boston Chinatown. Dr. Liao teaches the Human Physiology course at Harvard Medical School and has received the annual Distinguished Teaching Award from Harvard Medical School for the past two years. His research interests include the role of lipoproteins and statins in vascular inflammation and atherosclerosis. Prof. Liao is an Established Investigator of the American Heart Association and his research efforts are supported by the National Institutes of Health. He recently received the Bugher Foundation Award and the Cardiovascular Research Prize from the American Heart Association for his work on statins and ischemic stroke. He is also the recipient of the 2004 American Federation for Medical Research Outstanding Investigator Award.

Dr. George Adams, PhD

Dr. George Adams is known as a scientist, entrepreneur and venture financier. An expert in thrombosis and vascular biology, he has partnered with Baxter Healthcare, World Heart, DuPont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices. At the University of Toronto, he initiated the formation of 24 companies which raised $85 million and has been a Director of 10 venture capital funds. Dr. Adams obtained his PhD from McMaster University and has 124 publications including 9 invited reviews, 26 full papers and 3 patents. He is a past President of the Canadian Biomaterials Society. He is a reviewer for numerous scientific journals, national granting agencies and several national and provincial Centres of Excellence. He has been a principal investigator for over $40 million in private and publicly-funded research and development.

Form 52-110F1 Audit Committee

Audit and Finance Committee Charter

The Audit and Finance Committee Charter is attached hereto as Schedule "A".

Pre-approval of Audit Fees

The Company and its subsidiaries will not engage external auditors to carry out any Prohibited Service as defined in the CICA revised Rules of Professional Conduct.

The Board of Directors', upon recommendation from the Audit and Finance Committee, will consider the pre-approval of permitted services to be performed by the external auditors in each of the following broad categories:

- Audit Services
- Audit Related Services
- Tax Services

Engagements of external auditors will only commence subsequent to Board pre-approval of audit services, and only a member of the Audit and Finance Committee, or the President and CEO or Chief Financial Officer shall be authorized to request services of external auditors.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of three independent, unrelated directors – Mr. Whitney Ward as Chair, Dr. William Cochrane and Mr. Wayne Chiu. All three members of the Committee are considered financially literate. Each of the members have held board and executive positions on behalf of several companies, and have a wealth of experience in leading and managing companies. The members have an in-depth understanding of accounting principles and have the proficient ability to audit, analyze and evaluate financial statements and internal controls and procedures for financial reporting.

Relevant Education & Experience

Whitney Ward

Mr. Ward founded Invesco Global Strategies, a global total asset allocation discipline designed for large institutional investors, and was a Global Partner of Invesco Realty Advisors, a worldwide investment management firm, from 1993 to January 2000. Mr. Ward holds a B.A., B.Sc. & M.A. from The University of Florida and has over 25 years of capital markets experience. He currently resides in the Vail Valley area of Colorado where he is owner and manager of two entities involved with real estate development projects.

Dr. William Cochrane

Dr. Cochrane is President and Director of W. A. Cochrane & Associates Inc. He serves on the Board of several other biotech companies. He served 10 years as the CEO and Chairman of Connaught Labs Ltd. and was on the Board of Stressgen Biotechnologies & Vasogen Inc. He acted as the Deputy Minister of Health Services, Government of Alberta, and was a former President, Vice-Chancellor and Dean of Medicine at the University of Calgary. Dr. Cochrane is an Officer of the Order of Canada, and a 2002 recipient of the Queens Golden Jubilee Medal.

Wayne Chiu

Mr. Chiu, a Mechanical Engineering graduate from the University of Manitoba, is the founder, president, director and CEO of Trico Homes, building over 3000 single and multi-family homes in Calgary. He serves as a Director of the Professional Home Builders' Institute. He was awarded the "Immigrant of Distinction Business Award" by the Immigrant Aid Society & the "Generosity of Spirit Award" by the Association of Fundraising Professionals. Trico Homes was selected as one of "Canada's 50 Best Managed Companies." Mr. Chiu & Trico Homes support a myriad of causes, including the Kids Cancer Care Foundation of Alberta.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Corporation's external auditor in each of the last two financial years for services provided to the Corporation:

Year	Audit Fees[(1)]	Audit-Related Fees	Tax Fees[(2)]
2006	$35,000	$Nil	$36,550
2005	$27,000	$Nil	$9,700

Notes:

(1) Audit fees were for professional services for the audit of the Corporation's annual financial statements, as well as services provided in connection with statutory and regulatory filings or engagements paid to KPMG LLP.

(2) Tax fees were for tax compliance, tax advice and tax planning paid to KPMG LLP.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has since December 31, 2000, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA *directors who have a material interest or any person who is a party to a material contract or a proposed* material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them to the affairs of the Company.

Item 11 PROMOTERS

Mr. Don McCaffrey and Dr. Norman Wong may be considered promoters of Resverlogix *as they took the* initiative in founding Resverlogix.

Item 12 LEGAL PROCEEDINGS

Resverlogix Corp., among others including Dr. Norman Wong, Chief Scientific Officer of Resverlogix, has been named as a defendant in a statement of claim filed by the University of Calgary in January 2006, as amended in March 2006. In its claim, the University asserts a 35% interest in 4,089,481 common shares issued by Resverlogix to Dr. Norman Wong, based on the alleged fact that Dr. Wong was issued the 4,089,481 common shares in consideration for a technology developed by Dr. Wong while employed at the University. The University claims that Resverlogix is a constructive trustee of 35% of such 4,089,481 common shares issued to Dr. Wong or , alternatively, a trustee for 35% of the technology sold by Dr. Wong to Resverlogix, and further claims that Resverlogix has a duty to register these common shares in the name of the University but has failed to do so. Resverlogix is disputing all of the University's claims, believes that the University's claims are entirely without merit and that the Corporation has no material risk relating to this lawsuit. The Corporation is confident of its position on the basis that: i) any legitimate claim of the University is against Dr. Wong not Resverlogix; ii) Dr. Wong has voluntarily set aside and put into trust 35% of his 4,089,481 common shares pending settlement of the lawsuit; iii) the technology in question had no commercial, proprietary value and is not a material part of the Corporation's intellectual property

Item 13 INTERESTS OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, there are no material interests, direct or indirect of directors, senior officers, any shareholders that beneficially own, directly or indirectly, more that 10% of our outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. *(Refer to the prior section on **Significant Acquisitions** for specific details)*

On November 1, 2005, termination agreements for the intellectual property of the Cancer Suppression Therapy were signed by Drs. Norman Wong and Koichiro Mihara. No further payments will be made as part of this agreement and all of the Series A Preferred Shares that were previously issued have been cancelled and returned to treasury for no monetary value or conversion to Common Shares.

Item 14 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is Valiant Trust Company at its transfer offices in Calgary, Alberta.

Item 15 MATERIAL CONTRACTS

The Company is not a party to any material contract, other that contracts entered into in the normal course of business.

Item 16 INTERESTS OF EXPERTS

The auditors of the Company are KPMG LLP, Chartered Accountants, Calgary, Canada. KPMG LLP has confirmed that it is independent with respect to the Corporation in accordance with the rules of professional conduct in Alberta.

Item 17 ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular and Proxy Statement with respect to the 2005 Annual General Meeting of the Company that was held on September 6, 2005. Additional financial information is provided in the Company's audited financial statements and MD&A for the year ended April 30, 2006.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

In addition, the Company maintains updated information on its website at www.resverlogix.com.

SCHEDULE "A"

RESVERLOGIX CORP.
AUDIT & FINANCE COMMITTEE CHARTER

PART I
ESTABLISHMENT OF COMMITTEE

1. Committee Purpose

The Audit and Finance Committee (the "**Committee**") is established by the board of directors (the "**Board of Directors** ") of Resverlogix Corp. ("Resverlogix") primarily for the purpose of overseeing the accounting and financial reporting processes of Resverlogix and the reviews and audits of the financial statements of Resverlogix.

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by monitoring, among other things:

(a) the quality and integrity of the financial statements and related disclosure of Resverlogix;

(b) compliance by Resverlogix with legal and regulatory requirements that could have a material effect upon the financial position of Resverlogix which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole;

(c) the independent auditor's qualifications and independence; and

(d) performance of Resverlogix's independent auditor.

2. Composition of Committee

The Committee shall consist of as many members as the Board of Directors shall determine, but in any event not fewer than three directors of Resverlogix, provided that each member of the Committee shall be determined by the Board of Directors to be:

(a) an "unrelated" and "independent" director as defined in, and for the purposes of, any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of Resverlogix are, from time to time, listed; and

(b) an "independent" and "financially literate" director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation.

3. Appointment of Committee Members

The members of the Committee shall be appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of shareholders and shall hold office until the next annual meeting, until they are removed by the Board of Directors or until their successors are earlier appointed, or until they cease to be directors of Resverlogix.

PART II
COMMITTEE PROCEDURE

4. Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee and shall be filled by the Board of Directors if the membership of the Committee is fewer than three directors. The Board of Directors may remove and replace any member of the Committee.

5. Committee Chair

The Board of Directors shall appoint a chair (the "**Chair**") for the Committee. The Chair may be removed and replaced by the Board of Directors.

6. Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of Resverlogix.

8. Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present.

9. Special Meetings

The Chair, any two members of the Committee, the independent auditor or the Chief Executive Officer of Resverlogix may call a special meeting of the Committee.

10. Quorum

Two members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may, in any manner, waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Agenda

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board of Directors and management of Resverlogix. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practicable, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13. Delegation

Subject to subsection PART III19(e), the Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14. Access

In discharging its oversight role, the Committee shall have full access to all books, records, facilities and personnel of Resverlogix.

15. Attendance of Others at a Meeting

At the invitation of the Chair, one or more officers, directors or employees of Resverlogix may, and if required by the Committee shall, attend a meeting of the Committee.

16. Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board of Directors when the Committee may deem appropriate (but not later than the next meeting of the Board of Directors).

17. Outside Consultants or Advisors

The Committee, when it considers it necessary or advisable, may retain, at Resverlogix's expense, outside consultants or advisors (including independent counsel) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III
MANDATE OF COMMITTEE

18. Appointment of Resverlogix's Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian regulatory registration requirements, the Committee shall recommend to the Board of Directors the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for Resverlogix, such appointment to be confirmed by Resverlogix's shareholders at each annual meeting. The Committee shall also recommend to the Board of Directors the engagement letter with the independent auditor, the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for overseeing the work of the independent auditor (including resolution of disagreements between management of Resverlogix and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Resverlogix. The Committee shall communicate directly with the independent auditor. The independent auditor shall report directly to the Committee.

The Committee shall review the independence of the independent auditor including a written report from the independent auditor delineating all relationships between the auditor and Resverlogix, considering whether the advisory services performed by the independent auditor during the course of the year have affected its independence, and ensuring that no relationship or service between the independent auditor and Resverlogix is in existence that may affect the objectivity and independence of the auditor, or recommending appropriate action to ensure the independence of the independent auditor.

19. Specific Mandates

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) **Oversight in Respect of Financial Disclosure**

(i) review, discuss with management of Resverlogix and the independent auditor, and recommend to the Board of Directors for approval:

A. the audited annual financial statements;

B. the annual information form;

C. the annual management's discussion and analysis;

D. the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant financial information respecting Resverlogix;

E. all financial statements included in prospectuses or other offering documents;

F. any significant financial information contained in all prospectuses and all documents which may be incorporated by reference in a prospectus;

G. any significant financial information respecting Resverlogix contained in a material change report or a business acquisition report;

(ii) review and discuss with management of Resverlogix:

A. each press release which contains significant financial information respecting Resverlogix (including, without limitation, annual and interim earnings press releases) or contains earnings guidance, prior to public dissemination thereof;

B. the use of "pro forma" or "adjusted" non-GAAP information;

C. financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and the Committee need not discuss in advance each instance in which Resverlogix may provide earnings guidance or presentations to rating agencies;

(iii) review with management and the independent auditor the scope of the audit, in particular the independent auditor's view of Resverlogix's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Resverlogix's financial disclosure and reporting, degree of conservatism or aggressiveness of Resverlogix's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial disclosure and reviewed by the independent auditor;

(iv) review with management of Resverlogix and the independent auditor major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls and procedures for financial reporting and management information systems and inquire of management and the independent auditor about significant risks and exposures to the Corporation that could significantly affect Resverlogix's financial statements;

(v) review with management of Resverlogix and the independent auditor, and satisfy itself as to the adequacy of the procedures that are in place for the review of Resverlogix's disclosure of financial information extracted or derived from Resverlogix's financial statements, and periodically assess the adequacy of those procedures;

(vi) review with management of Resverlogix and the independent auditor (including those of the following that are contained in any report of the independent auditor): (a) all critical accounting policies and practices to be used by Resverlogix in preparing its financial statements; (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the independent auditor's assessment of the alternatives; and (c) other material communications between the independent auditor and management of Resverlogix, such as any management letter or schedule of unadjusted differences;

(vii) review with management of Resverlogix and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet transactions on Resverlogix's financial statements;

(viii) review the plans of management of Resverlogix and the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(ix) review with management of Resverlogix, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of Resverlogix, and the manner in which these matters have been disclosed in the financial statements;

(x) review disclosures by Resverlogix's Chief Executive Officer and Chief Financial Officer with respect to any required certification for Resverlogix's financial statements by such individuals; and

(xi) discuss with management Resverlogix's material financial risk exposures and the steps management of Resverlogix has taken to monitor and control such exposures, including Resverlogix's financial risk assessment and financial risk management policies.

(b) **Oversight in Respect of Legal and Regulatory Matters**

(i) review, if necessary, with legal counsel, Resverlogix's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of Resverlogix and which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole.

(c) **Oversight in Respect of the Chief Financial Officer**

(i) consult with management on management's appointment, replacement, reassignment or dismissal of the Chief Financial Officer of Resverlogix; and

(ii) ensure the Chief Financial Officer of Resverlogix has access to the Chair, the Chairman of the Board of Directors and the Chief Executive Officer of Resverlogix, and shall meet separately with the Chief Financial Officer of Resverlogix to review any problems or difficulties he or she may have encountered in the performance of his or her responsibilities and report to the Board of Directors on such meetings.

(d) **Oversight in Respect of the Independent Auditor**

(i) meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(ii) review annually the independent auditor's formal written statement of independence delineating all relationships between itself and Resverlogix and review all such relationships;

(iii) receive confirmation from the independent auditor as to its standing as a "participating audit firm" and its compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board as those concepts are set forth in National Instrument 52-108 of the Canadian Securities Administrators;

(iv) review and evaluate the independent auditor, including the lead partner of the independent auditor team;

(v) meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management of Resverlogix; and

B. any changes required in the planned scope of the audit;

and report to the Board of Directors on such meetings;

(vi) review the engagement reports of the independent auditor on unaudited financial statements of Resverlogix; and

(vii) review and approve Resverlogix's hiring policies regarding partners, employees, former partners and former employees of Resverlogix's present and former independent auditor.

(e) **Oversight in Respect of Audit and Non-Audit Services**

(i) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

A. the aggregate amount of all such non-audit services provided to Resverlogix or its subsidiaries constitutes not more than 5% of the total amount of fees paid by Resverlogix (and its subsidiaries) to the independent auditor during the fiscal year in which the non-audit services are provided;

B. such services were not recognized by Resverlogix (or any subsidiary) at the time of the engagement to be non-audit services; and

C. such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee; and

(ii) delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section; provided that the decision of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at the first scheduled meeting following such decision, and provided further that, if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section

(f) **Oversight in Respect of Certain Policies**

(i) establish procedures for: (a) the receipt, retention and treatment of complaints received by Resverlogix regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Resverlogix of concerns regarding questionable accounting or auditing matters; and

(ii) periodically review Resverlogix's public disclosure policy.

20. <u>Self-Evaluation</u>

The Committee shall conduct an annual performance self-evaluation and shall report to the Board the results of the self-evaluation.

21. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

22. Review of Committee's Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

23. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Resverlogix's financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management of Resverlogix and the independent auditor. The Committee and its Chair are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial risk and control related activities of Resverlogix, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. The role of all Committee members is to oversee the process, not to certify or guarantee the accuracy or completeness of the external audit of Resverlogix's financial information or public disclosure.

RECEIVED
2006 AUG 10 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Financial Statements of

RESVERLOGIX CORP.

Years ended April 30, 2006 and 2005

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resverlogix Corp. as at April 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
July 19, 2006

RESVERLOGIX CORP.
Consolidated Balance Sheets

April 30, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 3,059,166	$ 8,424,837
Short term investments	4,636,463	3,678,613
Accounts receivable	–	79,473
Prepaid expenses and deposits	246,343	29,688
	7,941,972	12,212,611
Property and equipment (note 3)	769,076	545,412
Intellectual property and patents (note 4)	296,506	105,301
	$ 9,007,554	$12,863,324
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 647,433	$ 412,805
Current portion of equipment leases (note 5)	–	32,930
	647,433	445,735
Shareholders' equity:		
Common shares (note 6)	20,313,242	17,619,707
Preferred shares (note 6)	–	50,000
Contributed surplus (note 6)	2,347,073	1,028,321
Warrants (note 6)	83,520	351,367
Deficit	(14,383,714)	(6,631,806)
	8,360,121	12,417,589
Nature of operations (note 1)		
Commitments (notes 4 and 8)		
Subsequent event (note 12)		
	$ 9,007,554	$12,863,324

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board:

Signed: "William A. Cochrane" Director

Signed: "Whitney O. Ward" Director

RESVERLOGIX CORP.

Consolidated Statements of Operations and Deficit

Years ended April 30, 2006 and 2005

	2006	2005
Revenue:		
Interest and other income	$ 272,266	$ 185,787
Gain on sale of short term investments	–	35,030
	272,266	220,817
Expenses:		
Research and development	3,392,850	1,724,198
Research and development cost recoveries (note 10)	(5,203)	(147,479)
General and administrative	1,829,821	1,610,014
Stock-based compensation	1,912,953	510,501
Depreciation and amortization	239,462	144,925
Foreign exchange loss (gain)	36,062	(42,358)
	7,405,945	3,799,801
Net Loss	7,133,679	3,578,984
Deficit, beginning of year	6,631,806	3,052,822
Share repurchase (note 6)	618,229	–
Deficit, end of year	$14,383,714	$ 6,631,806
Net Loss per common share – basic and diluted	$ 0.30	$ 0.17
Weighted average number of common shares	23,815,621	20,561,048

See accompanying notes to the consolidated financial statements.

RESVERLOGIX CORP.
Consolidated Statements of Cash Flows

Years ended April 30, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operations:		
Net Loss	$(7,133,679)	$(3,578,984)
Items not involving cash:		
Stock-based compensation	1,912,953	510,501
Depreciation and amortization	239,462	144,925
Cancellation of preferred shares	(50,000)	–
Gain on sale of short term investments	–	(35,030)
	(5,031,264)	(2,958,588)
Changes in non-cash working capital:		
Accounts receivable	79,473	(79,473)
Prepaid expenses and deposits	(216,655)	6,577
Accounts payable and accrued liabilities	239,755	282,010
	(4,928,691)	(2,749,474)
Financing:		
Proceeds from exercise of options and warrants	1,938,777	1,500,556
Issue of common shares for cash, net of issuance costs	–	10,422,173
Share repurchase	(725,519)	–
Equipment leases	(32,930)	(29,848)
	1,180,328	11,892,881
Investing:		
Short term investments	(957,850)	(760,212)
Property and equipment additions	(444,619)	(183,785)
Patent additions	(209,712)	(110,677)
Non-cash investing working capital	(5,127)	59,657
	(1,617,308)	(995,017)
Increase (decrease) in cash and cash equivalents	(5,365,671)	8,148,390
Cash and cash equivalents, beginning of year	8,424,837	276,447
Cash and cash equivalents, end of year	$ 3,059,166	$ 8,424,837
Interest Paid	$ 1,589	$ 4,934

See accompanying notes to the consolidated financial statements.

Resverlogix Corp. and its wholly owned subsidiary, RVX Therapeutics Inc., are incorporated under the laws of Alberta. The Company's primary business activity is the research and development of various drugs to reduce cholesterol and the treatment of cancer and fibrotic disease.

1. Nature of operations:

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™:

The Company's lead technology NexVas is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) ReVas™:

This technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	2006	2005	Cumulative since inception
NexVas	$3,109,445	$1,560,581	$5,320,026
ReVas	106,617	–	106,617
TGF-β Shield	176,788	163,617	490,405
	$3,392,850	$1,724,198	$5,917,048

1. Nature of operations continued:

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At April 30, 2006, the Company had $7.3 million of working capital, including $7.7 million of cash and short term investments. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond April 30, 2007. Should the Company be unable to access adequate funding, adjustments would be necessary to assets and liabilities and revenues and expenses.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and equipment:

Property and equipment are recorded at cost and are depreciated on a straight-line or declining balance basis over their estimated useful lives as follows:

Assets	Method	Rate
Laboratory equipment	Declining balance	20%
Office furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	term of lease

(c) Cash and cash equivalents:

The Company considers cash and short-term deposits with original maturities of three months or less as cash and cash equivalents.

(d) Short term investments:

Short term investments are liquid investments that are readily convertible to known amounts of cash and have original maturities greater than three months. They are carried at the lower of cost plus accrued interest and market value.

(e) Research and development costs and Intellectual property:

Research and development costs are expensed in the period in which they are incurred. Development costs that meet the criteria specified by Canadian accounting standards are deferred and amortized over the life of the related project. Amounts expended on intellectual property that comprises in-process research and development is charged to operations. To date, no development costs have been deferred.

2. Significant accounting policies (continued):

(f) Patents:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

(g) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h) Per share amounts:

Basic per share amounts are calculated by using the weighted average number of shares outstanding during the year. In calculating diluted per share amounts, the Company follows the treasury stock method to determine the dilutive effect of stock options and warrants. The dilutive effect is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the year. Only dilutive instruments, where market value exceeds the exercise price, impact the calculation.

(i) Stock based compensation plan:

For options or similar instruments granted to employees and non-employees after April 30, 2003, an amount equal to the fair value of the instrument on the date of grant is recorded as a charge to operations over the vesting period. The fair value of options and similar instruments is estimated on the grant date using the Black-Scholes option pricing model. Any consideration received upon exercise of the options and similar instruments together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in common shares.

3. Property and equipment:

2006	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 813,325	$ 293,319	$ 520,006
Office furniture and equipment	48,581	24,589	23,992
Computer equipment	123,966	69,832	54,134
Computer software	66,900	22,389	44,511
Leasehold improvements	247,172	120,739	126,433
	$ 1,299,944	$ 530,868	$ 769,076
2005			
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

Included in property and equipment are laboratory equipment, office equipment and computer equipment under capital lease. At April 30, 2006, the cost and accumulated depreciation and amortization of the assets under capital lease was nil (2005 - $91,738 and $42,492, respectively).

4. Intellectual property and patents:

April 30, 2006	Cost	Accumulated amortization	Net book value
Acquired property (NexVas™)	$ 818	$ 91	$ 727
Patents	320,389	24,610	295,779
	$ 321,207	$ 24,701	$ 296,506
April 30, 2005			
Acquired property (NexVas™)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy. The technology is in the area of cancer therapeutics and involves stimulating the immune system to halt or kill the growth of cancer cells. In consideration for acquisition of the intellectual property, the Company agreed to pay each of the vendors $50,000, a royalty on

4. Intellectual property and patents continued:

cumulative future licensing revenues and 1,000,000 Series A first preferred shares convertible into common shares. In November 2005, termination agreements were signed by the vendors, without further payments made. The cost of this acquisition was included in research and development expenses.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of U.S. $25,000. In addition, the Company is required to make additional payments of U.S. $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of U.S. $300,000 upon the first enrolment of a patient into a regulatory approved Phase I Clinical Trial for a pharmaceutical compound protected by the patent.

5. *Equipment leases:*

The equipment leases were repayable in monthly installments of $2,899, including interest at 10 per cent. The leases matured in April 2006 and purchase options were exercised on all leased equipment. Interest of $1,589 (2005 - $4,934) relating to the equipment leases has been included in general and administrative expenses.

6. *Share capital:*

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

6. Share capital continued:

(b) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2004	18,382,415	$ 5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	23,242,614	17,619,707
Issued on exercise of warrants	302,975	698,260
Issued on exercise of stock options	700,300	1,240,517
Transfer from warrants on exercise of warrants		436,937
Transfer from contributed surplus on exercise of options		594,201
Shares repurchased and cancelled	(118,100)	(107,290)
Share issue costs		(169,090)
Balance, April 30, 2006	24,127,789	$20,313,242

In September 2004, the Company issued 188,000 common shares at $2.15 per common share for gross proceeds of $404,200. In November 2004 and January 2005, the Company issued 3,666,666 common shares at $3.00 per common share for gross proceeds of $10,999,998. In conjunction with the offering, the Company issued the agent 256,664 common share purchase warrants exercisable at $3.00 per share until May 23, 2006.

Share issue costs in 2006 was $169,090 (2005 - $279,764) in costs related to the estimated fair value of warrants granted to the Company's agent. The fair value was estimated using the Black-Scholes option pricing model (note 6(d)).

Series A Preferred shares	Number of shares	Amount
Balance, April 30, 2004 and 2005	2,000,000	$ 50,000
Cancellation and return to treasury	(2,000,000)	(50,000)
Balance, April 30, 2006	–	$ –

6. Share capital continued:

(b) Issued and outstanding (continued):

On November 1, 2005, all issued and outstanding preferred shares were cancelled and returned to treasury.

(c) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, at April 30, 2006, the Company has acquired 118,100 of its common shares at an average price of $6.05 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. Subsequent to April 30, 2006, an additional 45,300 common shares were repurchased.

(d) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10 per cent of the issued and outstanding common shares. The majority of options issued in 2006 vested over three years and has a two to five year term. The majority of options issued in 2005 vested immediately and had a one to four year term.

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,314,000	$ 1.82	1,830,000	$ 1.51
Granted at less than market price	957,500	6.47	553,000	2.76
Granted at greater than market price	400,000	7.60		
Exercised	(700,300)	1.77	(69,000)	1.31
Expired	(75,000)	6.19	–	–
Outstanding at end of year	2,896,200	$ 4.05	2,314,000	$ 1.82
Weighted average remaining contractual life	3.2 years		3.1 years	

6. Share capital continued:

(d) Stock options (continued):

The following table summarized information about the options outstanding and exercisable at April 30, 2006.

Exercise Price	Number Outstanding	Weighted Average Remaining Life (years)	Number Exercisable
$1.16	28,000	2.3	28,000
$1.20	50,000	2.5	50,000
$1.50	200,000	1.8	200,000
$1.60	948,700	2.0	948,700
$2.25	332,000	3.3	259,500
$4.50	30,000	3.0	15,000
$5.50	25,000	4.3	18,750
$6.00	170,000	3.5	87,500
$6.25	375,000	4.5	93,750
$6.50	50,000	3.0	25,000
$7.00	50,000	3.9	27,500
$7.25	237,500	5.0	0
$7.60	400,000	4.0	0
$1.16 to $7.60	2,896,200	3.2	1,753,700

The weighted average fair value of the options granted during the year was $4.35 for options granted less than market price and $3.70 for options granted greater than market price (2005 - $1.62, granted at less than market price) per option using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	4%	4%
Expected life	2 to 5 years	1 to 4 years
Expected volatility	73%	73%

6. Share capital continued:

(e) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2004	1,051,586	$ 785,748	$ 1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	371,717	351,367	2.43
Exercised during period	(302,975)	(267,847)	3.00
Outstanding, April 30, 2006	68,742	$ 83,520	$ 3.00

There were 68,742 common share purchase warrants outstanding and exercisable at April 30, 2006, at an exercise price of $3.00 and expiry of May 23, 2006. These remaining warrants were exercised subsequent to year end.

The estimated fair value of the warrants granted has been recorded as share issue costs. The weighted average fair value of the warrants granted during 2005 was $1.25 per warrant, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2005
Risk free interest rate	4%
Expected life	1.5 years
Expected volatility	73%

6. Share capital continued:

(f) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2004	$ 582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	1,028,321
Options exercised	(594,201)
Fair value of options granted	1,912,953
Balance, April 30, 2006	$ 2,347,073

(g) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the year of 23,815,621 (2005 - 20,561,048). The effect upon the conversion of stock options and warrants is anti-dilutive.

7. Income taxes:

The provision for income taxes differs from the amount which would be obtained by applying the combined federal and provincial income tax rate to the respective period's loss. A reconciliation of the expected tax and the actual provision for income taxes is as follows:

	2006	2005
Expected tax recovery – 33.5% (2005 – 34%)	$ 2,389,800	$ 1,216,900
Stock-based compensation	(640,900)	(173,600)
Other	695,800	--
Increase in valuation allowance	(2,444,700)	(1,043,300)
	$ –	$ –

7. Income taxes continued:

The components of the net future income asset are as follows:

	2006	2005
Non-capital losses	$ 2,150,200	$ 930,000
Scientific research and experimental development expenditures	2,368,800	872,100
Share issue costs	505,700	563,000
Other	(216,600)	(1,700)
Less: Valuation allowance	(4,808,100)	(2,363,400)
	$ –	$ –

The Company has non-capital losses of approximately $6.4 million (2005 - $2.8 million) available to reduce future years' taxable income expiring from time to time up to 2016. The Company also has $7.1 million of scientific research and experimental development tax deductions which do not expire. Not reflected above are $1.3 million of investment tax credits available to reduce future years' income tax, subject to approval by Canada Revenue Agency and expiring from time to time up to 2016.

8. Commitments:

As at April 30, 2006, the Company was committed to operating lease payments for office and laboratory premises as follows:

2007	$ 162,465
2008	169,246
2009	74,658
2010	27,515

At April 30, 2006, the Company had an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit was secured by a short-term investment. In June, the letter of credit was returned to the bank and cancelled.

A special bonus is payable to directors, officers and employees conditional on the sale of the NexVas™ technology on or before April 30, 2007. The special bonus, up to a maximum of $5 million, is subject to final approval by the Board of Directors.

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $199,626 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $408,049 upon completion of the studies. At April 30, 2006, none of the studies had commenced.

9. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at April 30, 2006 was approximately $4.7 million (2005 - $3.7 million).

10. Grants:

In June 2004, the Company signed an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total up to $180,000 in funding from NRC to the Company. The IRAP Contribution Agreement will fund further development on its proprietary NexVas™ assay screening process. In 2006, $5,203 (2005 - $147,479) was recovered, recorded as research and development cost recoveries.

11. Payment to related party:

In 2006, the Company paid consulting fees of $30,000 (2005 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

12. Subsequent event

On July 19, 2006, a final License Agreement was signed with Medtronic, Inc. (Medtronic), a U.S. medical devices company. In the terms of the Agreement, RVX Therapeutics Inc. (RVX Therapeutics) grants to Medtronic, the exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices.

Under terms of the License Agreement, after successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX Therapeutics and could make additional payments upon successful completion of certain pre-defined milestones. RVX Therapeutics would then be eligible to receive royalties on sales of any ReVas therapeutic component of novel drug-device combinations that result from this license.

While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance, RVX Therapeutics would be eligible under the terms of the agreement to receive up to U.S. $291 million in combined payments.

RESVERLOGIX

RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED APRIL 30, 2006

JULY 19, 2006

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's April 30, 2006 audited financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF- β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF- β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request for Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NexVas™ PR ApoA-1 technology in cardiovascular disease (CVD). Resverlogix continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. Resverlogix's goal remains to establish an early partnership arrangement, via a stand still agreement, with the ideal candidate to accelerate collaboration for the sale of technology by end of 2006.

The Company is encouraged by the scientific development of NexVas™ technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection and optimization for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of its lead technology NexVas™ in CVD.

In July 2005, Resverlogix announced that it had established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives. Resverlogix Corp. will still hold its primary asset, NexVas™ PR ApoA-1 technology, for cardiovascular applications. The purpose of RVX Therapeutics is to hold non-core assets, such as TGF-β Shield™ and others, that will develop separately from the NexVas™ technology. An independent third-party valuation group was hired to provide the appropriate valuation for the transfer of this technology.

In July 2005, the Company completed renovations and moved into its expanded laboratory facilities. The new laboratory has state-of-the-art scientific equipment with which to perform experimentation, and the Company has hired two additional research associates, and is in the process of hiring other scientific staff. Renovations to the facility totaled $186,000, and equipment additions totaled $116,000.

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it has filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

In October 2005, the Company announced preclinical findings on its lead NexVas™ technology. These research findings come from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular diseases and the regression of atherosclerosis. Resverlogix believes that with the consistency in animal models shown to date, its novel compounds illustrate properties likely to predict significant effects in humans as ApoA1/HDL raisers, eventually rendering them effective products for treating CVD. The results of these experiments have contributed to the continued expansion and development of the *in vitro* and *in vivo* preclinical program.

In December 2005, the Company announced that it had received a term sheet for a license agreement of its novel small molecule program, ReVas™, for the exclusive use in drug eluting stents and medical devices with the intent of using the technology for a potential treatment in the market of restenosis. In February 2006, Resverlogix agreed in principle to the terms to be contained in the license agreement with this medical technology organization.

In February 2006, Hiran Perera, Chief Financial Officer, announced his resignation in order to execute an entrepreneurial venture. Mr. Perera was available to Resverlogix in a consulting capacity for an interim period until a replacement was hired.

In April 2006, the Company announced that Dr. Gregory Wagner had joined the Company as Vice President of Preclinical Development. Dr. Wagner will help lead the Company's efforts in developing its cardiovascular programs NexVas™ and ReVas™ toward IND (investigational new drug) submission to the Food and Drug Administration. Dr. Wagner has extensive experience in early drug development, and has worked with leading biotechnology and pharmaceutical companies, managing the IND enabling programs at these companies.

Following are the events that occurred subsequent to the Company's fiscal year ended, April 30, 2006:

In May 2006, Resverlogix announced the expansion of its research and development program for its lead technology NexVas™ into stroke. The objective of this expansion is to address the crippling disease of stroke and to fully develop the commercial opportunity for the Company's current product pipeline in ApoAI enhancement therapies.

In May 2006, the Company announced that Dr. George Adams had joined its Scientific Advisory Board. Dr. Adams is a leading authority in drug-eluting technology and his knowledge will provide expertise for the development of the Company's drug-eluting technology, ReVas™. Dr. Adams, an expert in thrombosis and vascular biology, has partnered with Baxter Healthcare, World Heart, Dupont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices.

In May 2006, Resverlogix appointed Kelly McNeill as Chief Financial Officer. Mr. McNeill will help lead the Company's financial reporting and regulatory filing requirements, as well as management of corporate tax filings and tax planning strategies. Mr. McNeill is a chartered accountant with 10 years experience in senior management positions.

In June 2006, the Company appointed Theresa Kennedy as Vice President Corporate Communications. Mrs. Kennedy will provide strategic leadership and insight for the Company's communication activities. Mrs. Kennedy has more than 14 years of biotechnology experience, with her most recent role as Vice President of North American Life Sciences at Hill & Knowlton Canada.

In July 2006, Resverlogix completed the signing of the ReVas™ licensing agreement with Medtronic, Inc., a major medical devices company. The agreement would give Medtronic exclusive, worldwide rights to develop and commercialize its ReVas technology. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to Resverlogix, and additional payments upon successful completion of certain predefined milestones. The Company would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and market acceptance, Resverlogix would be eligible to receive up to US$291,000,000 in combined payments.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company have been cancelled. Pursuant to the Normal Course Issuer Bid, at April 30, 2006, the Company has acquired 118,100 of its common shares at an average price of $6.05 per share to April 30, 2006. Total cost of this program including commissions has been $725,519.

In 2006, the Company received $21,745 from the exercise of 19,768 agent's options issued at $1.10 per share in connection with the 2003 short form offering document financing. The Company also received $123,648 from the exercise of 98,918 agent's options issued at $1.25 and $552,867 from the exercise of 184,289 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In 2006, the Company received $1,240,517 in total from the exercise of 700,300 options varying in price from $1.20 to $6.25.

SELECTED ANNUAL INFORMATION

Financial information for the last three years ended April

	2006	2005	2004
Revenue	$272,266	$220,817	$24,137
Net (loss)	($7,133,679)	($3,578,984)	($1,935,838)
Net (loss) per share (basic and fully diluted)	($0.30)	($0.17)	($0.12)
Assets	$9,007,554	$12,863,324	$3,697,259
Long-term liabilities	$0	$0	$32,930

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the year ended April 30, 2006 of $7,133,679, or $0.30 per share. The net loss for the year ended April 30, 2005 was $3,578,984 or $0.17 per share. For the year ended April 30, 2006, $1,912,953 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $510,501 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the year ended April 30, 2006 was $412,000 as compared to $247,000 for the same period in the prior year. The planned increase in expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue
The revenue of the Company consisted of interest earned on funds invested and gain on the sale of marketable securities. Interest revenue was $272,266 for the year ended April 30, 2006, as compared to $185,787 for the year ended April 30, 2005. Some marketable securities were sold in 2005 at a net gain of $35,030.

Research and Development
For the year ended April 30, 2006, research and development expenditures totaled $3,392,850 with a recovery of $5,203 for government grants through the National Research Council's IRAP program. For the year ended April 30, 2005, research and development expenditures totaled $1,724,198 with a recovery of $147,479 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned research experts were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research and

development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative
For the year ended April 30, 2006, general and administrative expenditures totaled $1,829,821, compared to $1,610,014 for the year ended April 30, 2005. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the year was salaries, benefits, consulting fees and recruitment costs for $937,099. The Company also incurred $226,636 for shareholder and investor relations expenses, and $280,736 for professional fees. The remaining expenditures were general operating costs.

Stock Based Compensation
The fair value of options granted to employees and consultants during the year ended April 30, 2006 was $1,912,953, compared to $510,501 for the year ended April 30, 2005. Actual cash expense associated with issuing employee stock options was nil. The Company has adopted the fair value method of accounting for employee awards granted under its stock option plan as required by Canadian accounting standards.

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly financial statements, which were prepared on the same basis as the annual audited financial statements. These unaudited quarterly results should be read in conjunction with our audited financial statements for the years ended April 30, 2006 and April 30, 2005.

	For the three-month period ended			
	April 30 2006	**Jan. 31 2006**	**Oct. 31 2005**	**July 31 2005**
Revenue	$62,533	$69,609	$67,074	$73,050
Net (loss)	($2,183,169)	($1,484,679)	($2,093,320)	($1,372,511)
Net (loss) per share (basic and fully diluted)	($0.09)	($0.06)	($0.09)	($0.06)

	For the three-month period ended			
	April 30 2005	**Jan. 31 2005**	**Oct. 31 2004**	**July 31 2004**
Revenue	$113,802	$61,591	$32,329	$13,095
Net (loss)	($1,197,622)	($1,138,161)	($657,488)	($585,713)
Net (loss) per share (basic and fully diluted)	($0.05)	($0.05)	($0.04)	($0.03)

We recorded a net loss from operations of $2.2 million for the fourth quarter ended April 30, 2006 compared to a net loss from operations of $1.5 million for the immediately preceding quarter. The increase in the loss from the previous quarter is primarily due to the timing of recording stock based compensation expenses. A stock based compensation expense of $921,002 was recorded compared to $132,852 in the third quarter ended January 31, 2006. Research and development costs decreased in the fourth quarter ended April 30, 2006 to $771,942 from $832,836 in the immediately preceding quarter due to additional animal studies conducted in the third quarter that were not repeated in the fourth quarter of 2006.

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas™ program and the newly established ReVas™ program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at April 30, 2006, cash and near cash investments totaled $7,695,629 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At April 30, 2006, the Company had working capital of $7,294,539 compared to $11,766,876 at April 30, 2005. Given the overall low cash burn rate, the Company believes that is has sufficient cash reserves to operate for the next year with the assumption of no revenues.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at April 30, 2006:

Contractual Obligations	2007	2008	2009	2010
Operating leases	$162,465	$169,246	$74,658	$27,515

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $199,626 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $408,049 upon completion of the studies. At April 30, 2006, none of the studies had commenced.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, and the testing for recoverability of intellectual property and patents.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant.

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

NEW ACCOUNTING POLICY

Effective May 1, 2004, costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents. The Company uses an 18 year amortization period. On an ongoing basis, management reviews the valuation, taking into consideration any circumstances which might have impaired the recoverable value.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2006, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006, the Company paid consulting fees of $30,000 (2005 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at July 19, 2006)

Authorized and Issued Share Capital

There were 24,151,231 common shares issued and outstanding for a total of $20,559,500 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding.

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/08
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	60,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	375,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options (1)	400,000	$7.60	2/28/10
Options (1)	197,500	$7.25	3/7/11
Options (1)	105,000	$6.80	6/8/10
Options (1)	130,000	$6.44	6/28/10
Total	3,091,200	$1.16 to $7.60	

Notes:
1) The option grant is subject to availability under the Stock Option Plan, and upon vesting may require shareholder approval.

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each which could adversely affect the value of our current assets and liabilities.

The Company has a portfolio of short term investments which are substantially investment grade commercial debt and government agency notes. These investments are made with the primary objective of achieving the highest rate of return while preserving the liquidity and safety of the principal. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. The current portfolio of short-term investments has maturity dates ranging from May 2006 to April 2007. We do no believe that the results of operation or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio due to the short-term maturities of the investments.

The Company has not entered into any forward currency contracts or other financial derivatives to hedge against foreign exchange risk. The Company's operating and capital expenditures have been primarily denoted in Canadian dollars during the 2006 fiscal period which has limited the exposure to foreign exchange risk. The Company will monitor future U.S. cash needs and determine what actions should be taken to manage future currency risk.

The market value of the short-term investment is approximately $4.7 million with unrealized interest revenues of $62,000 as at April 30, 2006. The average investment yield for the year ended April 30, 2006 was 3% compared to 2.8% for the prior year. Interest income from short-term investments is classified as revenue in the financial statements. Interest income related to these instruments was previously described under "RESULTS FROM OPERATIONS – Revenue".

DISCLOSURE CONTROLS

An evaluation was performed under the supervision and with the participation of the Corporation's senior management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures as of April 30, 2006. Based on the evaluation, the Corporation's management concluded that the Corporation's disclosure controls and procedures were effective as of April 30, 2006.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.